REPORT OF THE
             GOVERNOR'S SPECIAL NORTH CAROLINA RAILROAD STUDY GROUP
                I. PURPOSE OF THE GOVERNOR'S SPECIAL STUDY GROUP
         On March 3, 1992, at the request of the Governor of the State of North Carolina, the Council of State created a special advisory group to study the advisability and feasibility of acquiring all of the capital stock of the North Carolina Railroad Company ("NCRC") not currently owned by the State (the "Minority Shareholders' Interest"). As majority shareholder, the State currently owns approximately 75% of the outstanding shares of the NCRC. The Study Group was formed to advise the Governor and the Council of State on whether the acquisition of the Minority Shareholders' Interest in the NCRC is both in the State's best interest and is feasible.
                              II. SUMMARY FINDINGS
         After carefully analyzing the nature of the State's interest in the NCRC, the potential future use of the NCRC's railway assets, and the competing interests of the State and the minority shareholders, the Study Group has concluded that it is both advisable and feasible for the State to acquire the Minority Shareholders' Interest in the NCRC.
                        III. FINDINGS AS TO ADVISABILITY
A.       NATURE OF THE NORTH CAROLINA RAILROAD COMPANY
         In order to analyze whether the acquisition of the Minority Shareholders' Interest is in the best interest of the State, it was necessary for the Study Group to understand the nature of the State's existing interest in the NCRC. In particular, the Study Group



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explored whether the NCRC was chartered under traditional private business principles, or whether the NCRC had been chartered for a broader public purpose, centering on the economic development of the State of North Carolina and its citizens.
         The general rule applicable to most business corporations is that the directors must operate the affairs of the company in a fashion designed to maximize the economic return to all of its shareholders, without furthering the interest of the majority shareholders to the detriment of the minority shareholders. Likewise, a majority shareholder is bound by a fiduciary duty not to use its influence to the detriment of the minority shareholders. These traditional corporate principles are not fully applicable, however, in the context of a corporation "controlled" by a public entity such as the State of North Carolina.

HISTORICAL PERSPECTIVE
         The true nature of the NCRC cannot be understood without discerning the historical reasons for the granting by the State Legislature of NCRC's charter. During the early to mid 1800's, North Carolina had fallen behind its neighboring states, becoming increasingly backward and poverty-stricken. Many citizens of the time attributed this to the State's poor transportation system. By the 1840's a large portion of the State's population was joining the westward migration and many in the State Legislature feared this migration would not stop unless and until a feasible transportation network could be developed to link the western part of the State with the eastern seaports. This concern grew stronger with the formation of rail lines like the Richmond & Danville and the Charlotte & South Carolina, whose link-up appeared imminent. It was feared that a


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major North-South rail system would result in the State becoming a mere bypass for major industries being started in states north and south of North Carolina. Out of these concerns, the State Legislature "created" the NCRC by granting its charter in 1849, with the express purpose of forming a major east-west rail line between Wilmington and Charlotte.
         Coupled with the poor condition of the State's infrastructure was the Legislature's historical reluctance to spend State money on internal improvements. As support for a state-wide rail system grew, concern continued to be expressed over how to finance the project. As was the case with many other railroads then being formed across the country, North Carolina decided on a public-private venture. The private funds, $1,000,000 in all, were raised by the work of fifteen appointed Commissioners. These Commissioners, who were named in the original charter granted by the State, constituted some of the most prominent civic leaders of the time, including three former governors.
         The arguments advanced to support the private shareholder subscription focused primarily on how the railroad would spur economic development along its route. The most repeated arguments promised higher prices for farm products and new manufacturing industries because of improved access to markets, telegraph lines for improved communication and increased land values along the right of way. As part of the process, regional groups were formed to promote their regions as locations for the railroad right of way. These groups conditioned their support of the railroad on assurances of where the line would be situated. While the subscribers were told that, based on the experience of other similar ventures in Georgia and South Carolina, the


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railroad was likely to be a profitable enterprise, the main focus of the subscription campaign focused on the importance of the railroad to the economic well-being of the State and its citizens as a whole. John Motley Morehead, one of the principal proponents of the railroad, described the then proposed NCRC as the "tree of life" to North Carolina.

         "Let the North Carolina Railroad, like a huge tree, strike its roots deeply into the shore of the Atlantic, and be moistened by its waters, and at last stretch its noble trunk through the centre of the state, and extend its overshadowing and protecting branches through the valleys and along the mountain tops of the west, until it becomes, indeed the Tree of Life to North Carolina." The Tree of Life, (The North Carolina Railroad Company 1972) at 1.

JUDICIAL INTERPRETATIONS
         Throughout the approximately 150 year history of the NCRC, the courts of North Carolina have frequently been asked to discern the nature of the NCRC. While the courts of North Carolina have always classified the NCRC as a private corporation, they have also recognized the special status of the NCRC as a "quasi governmental" entity. Even though the NCRC is a "private" as distinguished from a "public" corporation, the courts of this State have noted that where the State grants a private corporation special governmental powers, such as eminent domain, these powers are to be used for the public benefit. Further, these special "quasi-governmental corporations" must not use their charter powers exclusively for the profit or advantage of their shareholders as may ordinary private corporations; instead they are also obligated to carry out the public purpose for which they were chartered. Article I, Section 32 of the State Constitution (formerly codified in Article I, Section 7 of the Constitution of 1868), has been cited by at least one court for the proposition that the Legislature is warranted in granting


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extraordinary privileges to a private corporation only in consideration of services to be rendered to the public, and such obligation to the public is inseparable from the grant and the exercise of the corporate privileges.
         While it is clear that the NCRC is obligated to provide a public service to the citizens of North Carolina in exchange for the special rights granted in its charter by the State, such as the power of eminent domain, the caselaw does not provide a clear answer as to the exact nature of the public service to be provided. The caselaw does not address whether the public service of providing rail service to the citizens of North Carolina is merely ancillary to the private shareholders' rights to profit from their enterprise, or is a more fundamental purpose of the NCRC. While North Carolina courts have a long history of protecting minority shareholders' reasonable expectations of profiting from a business enterprise, given the historical basis for the State's creation of the railroad - to spur statewide economic development - it would be unreasonable to assume that the NCRC could abandon this purpose today to the exclusive favor of the company's minority shareholders.
B.       FUTURE POTENTIAL OF THE NORTH CAROLINA RAILROAD
         As part of its analysis of the NCRC, the Study Group solicited input from the State Department of Transportation ("NCDOT") on the potential role of the railroad in the future economic growth of North Carolina. NCDOT pointed out that the State's majority ownership of a continuous rail corridor is a relatively rare occurrence nationally. Only the City of Cincinnati and the State of Georgia have comparable intercity rail holdings. Recognizing the importance of this type of asset, the State of Florida recently


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acquired the rail corridor from West Palm Beach to Miami from CSX Transportation in order to exclusively control that corridor in the future. Likewise, through its NCRC holdings, the State has the potential for control of an invaluable economic development asset - a railroad right of way connecting the State's largest cities along the length of the Piedmont Crescent, the corridor of greatest urban density in the State.
         The importance of the NCRC corridor for future rail passenger service is demonstrated by NCDOT's recently announced commitment to invest as much as $8.5 million in upgrading the NCRC's track bed and signal system, with the prospect of making substantial additional investments in the future. These commitments are being undertaken not just to speed up present and future conventional Amtrak passenger service using the corridor, but also to begin preparing for the inevitable role of moving people at higher speeds with new technologies. Already the State of North Carolina has taken the lead with the States of Virginia, South Carolina, Georgia and Florida in promoting high speed rail corridors. In fact, on October 19, 1992, the United States Department of Transportation announced that a corridor connecting Charlotte, Greensboro, Raleigh and Richmond with Washington, D.C. had been selected as one of five national corridors to develop high speed rail service. The Charlotte-Greensboro-Raleigh designated portion of the corridor is on the NCRC right of way.
         Norfolk Southern Corporation's ("Norfolk Southern") long-term leases for operating the NCRC corridor, which by their terms comprehensively assign to Norfolk Southern all transportation rights and the control of all activities on both operating and nonoperating properties, expire in December, 1994. The negotiation process to decide


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whether there will be a renewal of the lease arrangement and if so, on what terms, has already begun. According to NCDOT, whatever the outcome of the negotiations, the NCRC corridor is a literally irreplaceable transportation resource for the State.
         Through the creative management of the NCRC's rail line, the State has the potential to exert a positive influence on economic development in North Carolina. A flexible lease structure could open new avenues for the productive use of the NCRC corridor, considered by NCDOT to be the highest priority route for expanded rail passenger service because of the population centers served. This could reach beyond ventures in rail passenger and freight service, to include other innovative entrepreneurial activities related to railroading and the inherent geographical advantages of the corridor.
         According to NCDOT, with the ability to control the use of NCRC's assets, the State could spur the growth of new businesses and enhance the State's transportation infrastructure. Creative use of these assets include:

         1.       Participating in industrial development activities.

         o Attracting new industry or expanding existing industries requiring industrial rail access.

         o Offering favorable leases of NCRC-held land to new businesses as a site location incentive.

         o Influencing new businesses to locate along the corridor through the use of freight rate incentives.

         o Using the NCRC corridor for right of ways for oil, gas, water or sewer pipelines; fiber optics or other mediums of communications; and power transmission facilities.

         2.       Enhancing the State's transportation system.

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         o        Facilitating the establishment of commuter and intercity
                  passenger rail services, including participation in multi-state and national high speed rail networks.

         o        Supporting the marketing efforts of the State Ports Authority.

         o Encouraging and assisting the installation of direct rail connections to major passenger airports, in addition to participating as a partner in the Global Transpark development.

         In analyzing the value of the NCRC's assets to the State, it is important to distinguish between monetary return on the State's "investment" in the NCRC and the value of the assets to the State solely as an economic development tool. Unlike the minority shareholders, the primary value of the NCRC to the State is not based on the monetary return on its investment, but on the ability to leverage the NCRC's assets to promote ancillary economic growth throughout the State. In fact, it is quite possible that in order to best utilize the assets of the NCRC for economic development, the NCRC will be required to offer rate and other concessions to potential users of the right of way and prospective new businesses needing access to railway services.
         Inherent in these divergent goals is the potential for conflict. Although the State would derive both direct and indirect benefits from ancillary economic growth through increases in employment and tax base levels and other similar public and economic benefits, the minority shareholders, with no "investment interest" in these ancillary businesses, would not derive similar economic benefits. Examples of situations where the State would benefit from the creative use of the NCRC's rail assets without a similar benefit being realized by the minority shareholders include:
         o Use of rail service to promote economic activity at the State Ports in Morehead City and Wilmington.

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         o        Use of rail service to promote the Global Transpark.

         o Use of rail service and grade crossing improvements to promote high speed passenger rail networks.

Further, without the need to pay cash dividends on a shareholder's investment in the NCRC, the State could choose to fund the cost of many of these programs out of NCRC's earnings.
C.       STATE'S CURRENT ABILITY TO INFLUENCE RAILROAD PLANNING
         Effective use of the NCRC's rail lines for economic development under the presently shared public-private ownership structure is necessarily limited by the Board of Directors' and the State's fiduciary obligation to balance the needs of the State with the needs and expectations of the minority shareholders. This balancing approach inevitably will lead to conflicts of interest between the State's economic development and transportation priorities and the minority shareholders' expectations of a reasonable return on their investment. Further, because of the complexity of balancing these diverse interests, it is unlikely that management of the NCRC will be able to respond fast enough or be flexible enough to take advantage of many of the economic development opportunities that will arise.
         The awkwardness of NCRC's current ownership structure is highlighted by the current lease negotiations with Norfolk Southern. While the charter of the NCRC requires that its Board of Directors promote the State's important interest of economic development in its future plans for the railroad, including its current lease negotiations with Norfolk Southern, because of the NCRC's reluctance to disclose to the State the



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details of its future plans or lease negotiations, the State is unable to ascertain whether or not its important interests are being promoted. Even though the State can insist that any final lease of the NCRC's trackage rights be subject to shareholder approval, such after the fact review will not necessarily allow the State to insure that its interest in economic development and transportation will be protected.
D.       RECOMMENDATIONS
         The Study Group is of the clear opinion that the assets of the NCRC are irreplaceable and invaluable to the State of North Carolina as an economic development tool today and in the future. It is, therefore, critical that the State take an active role in insuring that this important asset be used in a manner that best promotes the State's public interest goals. However, because of the private aspects of NCRC as well as the existence of the minority shareholders, the NCRC has taken the position that the State, as simply one of many shareholders, will not be allowed to actively participate in the most important event in the last 100 years of the railroad's history - the current lease negotiation process.
         After careful consideration of these factors, it is the Study Group's recommendation that, in order to insure that the railroad remains a valuable asset to the State of North Carolina, it is in the best interest of the State to acquire the Minority Shareholders' Interest in the NCRC, enabling the State to utilize this asset in a manner that it deems best for the State and its citizens as a whole.
                         IV. FINDINGS AS TO FEASIBILITY


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         The State has several options available to it to consummate the acquisition of the Minority Shareholders' Interest, including the making of a tender offer in compliance with the "going private" and "tender offer" rules embodied in Rules 13e-3 and 14d-1 of the Securities Exchange Act of 1934, or the use of a cash-out merger under the provisions of the North Carolina Corporation Law. While a tender offer is in effect a voluntary procedure, whereby the selling shareholders each make their own decision of whether or not to sell their shares, the cash-out merger is in effect a compulsory procedure, with dissenting shareholders being given the right to have the value of their shares independently appraised if they disagree with the cash-out price being offered. In either instance, the interests of the State and the minority shareholders are protected by legal safeguards designed to insure that the selling shareholders receive full and fair disclosure of the terms of the transaction and receive a fair price for their shares.
         Because the availability of information about the NCRC and its future operating plans is currently limited, the Study Group is unable to determine a "fair value" for the Minority Shareholders' Interest at this time. However, while its preliminary evaluation indicates that a fair price will be in the millions of dollars, the Study Group anticipates that the finally determined value will not be so great as to make the State's acquisition of the Minority Shareholders' Interest unfeasible. The actual value of the Minority Shareholders' Interest depends on a variety of factors, including but not limited to, the value of the assets of the company, the economic terms of the current operating agreements with Norfolk Southern, the future operating plans for the company and the



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possible terms of any new operating agreements to be entered into by the company at the expiration of the current leases in 1994.
A.       RECOMMENDATIONS
         The uncertainty of whether a new operating agreement with Norfolk Southern will actually be obtained and, if obtained, what the terms of such arrangement will be, makes it difficult at this time to place a value on the Minority Shareholders' Interest. Further, the State must consider whether an offer at this time to buy-out the Minority Shareholders' Interest would have a negative effect on the on-going lease negotiations. These factors must be weighed by the State in determining the timing of any offer to acquire the Minority Shareholders' Interest.
         To avoid these problems, the State could wait until a new lease has been negotiated before making its offer to purchase the Minority Shareholders' Interest. This approach would also simplify the evaluation process, because the future operating structure will then be known, thereby removing a major valuation uncertainty. However, a wait-and-see approach, without active involvement by the State in the lease negotiation process, could result in a proposed lease structure that does not promote the economic development goals of the State or offer sufficient flexibility to meet the changing needs of the State.
         Accordingly, the Study Group recommends that the State notify management of the NCRC of its desire that the assets of the company be used not only as a source of economic return to the shareholders of the NCRC but for economic development as well, and that any new operating agreements with Norfolk Southern or any other party be


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structured in a manner that promotes these goals. The State should also take appropriate steps to insure that its interests are being promoted, including, at a minimum, requiring that any proposed lease be subject to the approval of the NCRC's shareholders.
         Further, the State should inquire as to whether management of the NCRC would support a proposal by the State to acquire the Minority Shareholders' Interest and if so, at what price and at what time during the lease negotiation process. If the State decides to go forward with the acquisition, it should first try to acquire the Minority Shareholders' Interest through voluntary means at a price supported by management of the NCRC, such as through a tender offer or a negotiated merger agreement, before it resorts to any compulsory means of acquiring the shares.
         Ultimately, the timing of the acquisition of the Minority Shareholders' Interest by the State should be dependent upon the State's perception that its economic development goals are being adequately addressed by management of the NCRC. Insuring this result should be the principal focus of the State throughout the acquisition process.


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